Exhibit 99.1

Telesat Reports Results for the Quarter

Ended March 31, 2019

OTTAWA, CANADA, May 2, 2019 - Telesat today announced its financial results for the three-month period ended March 31, 2019. All amounts are in Canadian dollars and reported under International Financial Reporting Standards (“IFRS”) unless otherwise noted.

For the quarter ended March 31, 2019, Telesat reported consolidated revenues of $222 million, a decrease of 4% ($10 million) compared to the same period in 2018. When adjusting for the impact of foreign exchange rate changes, revenue decreased by 6% ($14 million) compared to the same period in 2018. The decrease was primarily due to a decrease in short-term services provided to other satellite operators, lower equipment sales to a North American customer and lower revenue from certain customers in the resource sector, partially offset by revenues from the Telstar 19 VANTAGE and Telstar 18 VANTAGE satellites, which entered commercial service in late 2018.

Operating expenses of $39 million for the quarter were 3% ($1 million) higher than the same period in 2018. When adjusting for the impact of foreign exchange rate changes, operating expenses were unchanged. Adjusted EBITDA1 for the quarter was $187 million; a decrease of 4% ($8 million) compared to the same period in 2018. When adjusting for the impact of foreign exchange rates, Adjusted EBITDA1 declined by 6% ($11 million). The Adjusted EBITDA margin1 for the first quarter of 2019 was 84.2%, compared to 83.9% in the same period in 2018.

Telesat’s net income for the quarter was $172 million compared to a loss of $15 million for the quarter ended March 31, 2018. The $187 million difference was the result of higher non-cash gains on foreign exchange arising principally from the translation of Telesat’s U.S. dollar denominated debt into Canadian dollars combined with gains on financial instruments.

“The first quarter of 2019 was an active one and I am pleased with both our financial and operational performance,” commented Dan Goldberg, Telesat’s President and CEO. “We signed a number of important customer contracts in the quarter, including a significant renewal for direct to home satellite services in Canada, a meaningful contract on our new Telstar 18 VANTAGE satellite for rural broadband services in Indonesia, and a range of contracts for mobility services, including our first customer contract on our planned Low Earth Orbit (LEO) satellite constellation, which is an exciting development. We are seeing strong demand for the disruptive, ultra low latency, broadband offering that our advanced LEO constellation will provide and, in this regard, were pleased to see the commitment by the Government of Canada in the recent 2019 Federal budget to make use of LEO satellite services to help bridge the digital divide in Canada. Looking ahead we remain heavily focused on increasing the utilization of our in-orbit satellites and executing on our key growth initiatives, particularly our LEO program.”

Business Highlights

•	At March 31, 2019:

o	Telesat had contracted backlog[2] for future services of approximately $3.7 billion.

o	Fleet utilization was 83% across Telesat’s fleet.

•	In February 2019 Telesat signed a contract with its long-time DTH customer Shaw Communications, under which Shaw will extend its use of satellite capacity on the Anik F2 satellite and consolidate capacity it currently uses on Anik F2 with much of the capacity it currently uses on the Anik F1R satellite.

•	In March 2019 Telesat signed a multi-year contract with OmniAccess, a leader in specialized maritime connectivity solutions, pursuant to which it will provide broadband services on Telesat’s planned global LEO satellite constellation.

•	In March 2019 Telesat welcomed the Government of Canada’s commitment to deliver high speed Internet broadband service to all Canadians through leveraging innovative and disruptive technologies, including Low Earth Orbit (LEO) satellite constellations.

•	In April 2019 Telesat announced that PT iForte Solusi Infotek (iForte), a leading Indonesian telecommunications service provider, signed significant contracts for Ku-band high throughput spot beam and C-band capacity on Telesat’s new Telstar 18 VANTAGE satellite in support of the Indonesian government’s rural broadband program.

Telesat’s quarterly report on Form 6-K for the quarter ended March 31, 2019, has been filed with the United States Securities and Exchange Commission (“SEC”) and may be accessed on the SEC’s website at www.sec.gov.

Conference Call

Telesat has scheduled a conference call on Thursday, May 2, 2019, at 10:30 a.m. ET to discuss its financial results for the three-month period ended March 31, 2019 and other recent developments. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Michel Cayouette, Chief Financial Officer, of Telesat.

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Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 (800) 377-0758. Callers outside of North America should dial +1 (416) 340-2218. The conference reference number is 4304162. Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference.

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on May 2, 2019 until 11:59 p.m. ET on May 16, 2019. To access the replay, please call +1 (800) 408-3053. Callers outside of North America should dial +1 (905) 694-9451. The access code is 1048090 followed by the number sign (#).

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are ‘‘forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “looking ahead”, “will”, “planned”, “commitment”, “executing” and “initiatives”, or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 which can be obtained on the SEC website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, the ability to successfully deploy an advanced global LEO satellite constellation, the availability of government funding for the LEO satellite constellation, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

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About Telesat (www.telesat.com)

Telesat is a leading global satellite operator, providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, with offices and facilities around the world, the company’s state-of-the-art fleet consists of 17 GEO satellites, the Canadian payload on ViaSat-1 and one Phase 1 LEO satellite which is the start of Telesat’s planned advanced global LEO satellite constellation that will offer ultra-low latency, extremely high throughput, affordable broadband services. Telesat is also a leading technical consultant providing high value expertise and support to satellite operators, insurers and other industry participants on a global basis. Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL)

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336; ir@telesat.com

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Telesat Canada

Unaudited Interim Condensed Consolidated Statements of Income (Loss)

For the three months ended March 31

(in thousands of Canadian dollars)	2019	2018

Revenue	$222,313	$232,354
Operating expenses	(39,120)	(38,152)
	183,193	194,202
Depreciation	(62,291)	(54,029)
Amortization	(5,664)	(6,396)
Other operating (losses) gains, net	(73)	3
Operating income	115,165	133,780
Interest expense	(65,082)	(58,629)
Interest income and other expenses	4,675	(527)
Gain on changes in fair value of financial instruments	57,336	13,164
Gain (loss) on foreign exchange	70,340	(77,444)
Income before tax	182,434	10,344
Tax expense	(10,534)	(25,619)
Net income (loss)	$171,900	$(15,275)

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Telesat Canada

Unaudited Interim Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars)	March 31, 2019	March 31, 2018

Assets
Cash and cash equivalents	$846,401	$768,433
Trade and other receivables	46,882	45,631
Other current financial assets	12,803	18,779
Prepaid expenses and other current assets	20,847	16,381
Total current assets	926,933	849,224
Satellites, property and other equipment	1,651,783	1,703,039
Deferred tax assets	10,849	10,799
Other long-term financial assets	123,724	55,755
Other long-term assets	7,747	7,912
Intangible assets	817,841	811,154
Goodwill	2,446,603	2,446,603
Total assets	$5,985,480	$5,884,486

Liabilities
Trade and other payables	$28,329	$30,659
Other current financial liabilities	40,410	26,386
Other current liabilities	101,355	113,289
Current indebtedness	6,754	7,888
Total current liabilities	176,848	178,222
Long-term indebtedness	3,634,084	3,716,340
Deferred tax liabilities	395,254	406,900
Other long-term financial liabilities	52,727	54,521
Other long-term liabilities	474,024	435,518
Total liabilities	4,732,937	4,791,501

Shareholders' Equity
Share capital	154,091	153,706
Accumulated earnings	1,015,036	843,601
Reserves	83,416	95,678
Total shareholders' equity	1,252,543	1,092,985
Total liabilities and shareholders' equity	$5,985,480	$5,884,486

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Telesat Canada

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the three months ended March 31

(in thousands of Canadian dollars)	2019	2018

Cash flows from operating activities
Net income (loss)	$171,900	$(15,275)
Adjustments to reconcile net income (loss) to cash flows from operating activities
Depreciation	62,291	54,029
Amortization	5,664	6,396
Tax expense	10,534	25,619
Interest expense	65,082	58,629
Interest income	(4,960)	(2,377)
(Gain) loss on foreign exchange	(70,340)	77,444
Gain on changes in fair value of financial instruments	(57,336)	(13,164)
Share-based compensation	3,652	382
Loss (gain) loss on disposal of assets	73	(3)
Other	(27,402)	(16,668)
Income taxes paid, net of income taxes received	(30,958)	(27,584)
Interest paid, net of capitalized interest and interest received	(31,320)	(30,499)
Operating assets and liabilities	21,427	9,264
Net cash from operating activities	118,307	126,193

Cash flows used in investing activities
Satellite programs, including capitalized interest	(1,669)	(21,971)
Purchase of property and other equipment	(3,215)	(2,346)
Purchase of intangible assets	(12,500)	(4,144)
Net cash used in investing activities	(17,384)	(28,461)

Cash flows used in financing activities
Repayment of indebtedness	(7,717)	(71,930)
Payments of principal on lease liabilities	(287)	(7)
Satellite performance incentive payments	(2,407)	(2,142)
Dividends paid on preferred shares	(10)	—
Net cash used in financing activities	(10,421)	(74,079)

Effect of changes in exchange rates on cash and cash equivalents	(12,534)	14,114

Increase in cash and cash equivalents	77,968	37,767
Cash and cash equivalents, beginning of period	768,433	479,045
Cash and cash equivalents, end of period	$846,401	$516,812

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Telesat’s Adjusted EBITDA margin(1):

	Three months ended March 31,
(in thousands of Canadian dollars) (unaudited)	2019	2018

Net income (loss)	$171,900	$(15,275)
Tax expense	10,534	25,619
Gain on changes in fair value of financial instruments	(57,336)	(13,164)
(Gain) loss on foreign exchange	(70,340)	77,444
Interest income and other expenses	(4,675)	527
Interest expense	65,082	58,629
Depreciation	62,291	54,029
Amortization	5,664	6,396
Other operating losses (gains), net	73	(3)
Non-recurring compensation expenses(3)	411	319
Non-cash expense related to share-based compensation	3,652	382
Adjusted EBITDA	$187,256	$194,903

Revenue	$222,313	$232,354

Adjusted EBITDA Margin	84.2%	83.9%

End Notes

1              The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, Telesat uses revenue and deducts certain operating expenses (including share-based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating income before interest expense, taxes, depreciation and amortization (“Adjusted EBITDA”) and the Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to revenue) as measures of Telesat’s operating performance.

Adjusted EBITDA allows Telesat and investors to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists Telesat and investors to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of Telesat’s operating results and is useful to Telesat and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of Telesat’s liquidity or as a substitute for net income as an indicator of Telesat’s operating performance.

2              Remaining performance obligations, which we refer to as contracted revenue backlog (‘‘backlog’’), represents Telesat’s expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that Telesat will recognize in the future in respect of cash already received. The calculation of the backlog reflects the revenue recognition policies adopted under IFRS 15. The majority of Telesat’s contracted revenue backlog is generated from contractual agreements for satellite capacity.

3              Includes severance payments and special compensation and benefits for executives and employees.

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